February 15, 2008
Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.E.
Washington, D.C. 20549

RE:	CSK Auto Corporation Form 10-K for the fiscal year ended February 4, 2007 Forms 10-Q for the fiscal quarters ended May 6, 2007, August 5, 2007 and November 4, 2007 File No. 001-13927
Dear Mr. Moran:
On behalf of CSK Auto Corporation (the “Company”), this letter is in response to the comments contained in the Staff’s letter (the “Comment Letter”) dated February 1, 2008, regarding the Company’s above-identified Form 10-K and Forms 10-Q.
The responses set forth below correspond to the numbers assigned in the Comment Letter. For the Staff’s convenience, we have placed the Staff’s comments in bold type followed by the Company’s response. The Company has reviewed the disclosures referred to in your Comment Letter. While the Company believes the disclosures it has filed are adequate in all material respects, the Company appreciates your comments and would like to propose certain enhancements. The Company will make such enhancements in future filings beginning with its 2007 Form 10-K for the fiscal year ended February 3, 2008 which is due April 4, 2008.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Critical Accounting Matters, page 51
1.	Your disclosure of critical estimates and judgments should supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 1 to the financial statements. In most cases, your discussion here mirrors that disclosure and should be revised to provide a greater insight into the quality and variability of the critical judgments you make in arriving at estimates that have a significant impact on your financial condition and operating performance. Please carefully evaluate each policy and revise your discussion to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Disclose why management believes those estimates are critical to your financial condition and operating results. Discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. For example, your discussion of vendor allowances does not identify what estimates you actually make with respect to these funds such as whether you estimate the current year volume using historical data with respect to achieving certain contracted volume commitments. Your disclosure in management’s discussion and analysis should present your analysis of the uncertainties involved in applying an estimate at a given time, or the variability this is reasonably likely to result from its application over time. Refer to Release Nos. 33-8350 and 34-48960.

Response:

The Company has reviewed all the disclosures presented in Critical Accounting Matters and agrees to enhance certain disclosures in its fiscal 2007 Form 10-K. The Critical Accounting Matters disclosure enhancements that the Company will include in the 2007 Form 10-K are substantially as set forth below.
Critical Accounting Matters
The preparation of our financial statements requires us to make critical accounting estimates that affect the amounts reported in those financial statements. We define a critical accounting estimate as one that is both significant to the portrayal of our financial condition and results of operations, and requires management’s difficult, subjective or complex judgments. Periodically throughout the fiscal year, we evaluate our accounting estimates based on historical experience, current results, future projections, and other relevant factors and make adjustments as appropriate. The application of certain of these policies requires significant judgments and estimates that can affect the results of operations and the financial position of the Company, as well as the related footnote disclosures. The Company bases its estimates on historical experience and other assumptions that it believes are most likely to occur. The disclosures below note situations in which it is reasonably likely or probable that future financial results could be impacted by changes in these estimates and assumptions. The term reasonably likely refers to an occurrence that is more than remote but less than probable in the judgment of management. The term probable refers to an occurrence that is likely to occur in the judgment of management.
Inventory Valuation
Inventories are valued at the lower of cost or market, cost being determined utilizing the First-in, First-Out (“FIFO”) method. We maintain inventory in stores, parts depots and distribution centers. A physical inventory count is performed at each store, parts depot and distribution center at least once during the fiscal year. Due to the fact that we have numerous stores, parts depots and distribution centers, physical inventory counts are performed throughout the fiscal year. Typically, physical inventory counts for the distribution centers are scheduled for later in the fiscal year. At each balance sheet date, we adjust our inventory carrying balances by an estimated allowance for inventory shrinkage that has occurred since the most recent physical inventory and an allowance for inventory obsolescence, each of which is discussed in greater detail below.
•	We reduce the FIFO cost of our inventory for estimated loss due to shrink since the most recent physical inventory. Shrink estimates for each store are determined by dividing the shrink loss based on the most recent physical inventory by the sales for that store since its previous physical inventory. The resulting percentage for each store is multiplied by the sales for that store since the last physical inventory through reporting period end. Shrink allowances for each parts depot and distribution center are determined in a similar manner. The shrink amount, based on the most recent physical inventory at the parts depot or distribution center, is divided by the inventory receipts at the location since the previous physical inventory. The resulting percentage for each parts depot or distribution center is multiplied by the receipts for that location since the last physical inventory through the reporting period end. Shrink expense for fiscal 2007, 2006 and 2005 was approximately $XX million, $31.6 million and $28.8 million, respectively. As a percentage of cost of goods sold, shrink expense for fiscal 2007, 2006, and 2005 was XX%, 3.1% and 3.3%, respectively. While the shrink accrual is based on recent experience, it is an estimate and thus it is probable that actual losses will be higher or lower than estimated.

•	In certain instances, we retain the right to return obsolete and excess merchandise inventory to our vendors. In situations where we do not have a right to return, we record an allowance representing an estimated loss for the difference between the cost of any obsolete or excess inventory and the estimated retail selling price. Inventory levels and gross margins earned on all products are monitored monthly. On a quarterly basis, we assess whether we expect to sell a significant amount of inventory below cost and, if so, estimate and record an allowance. The allowance for excess and obsolete inventory was $ XX million and $0.8 million at February 3, 2008 and February 4, 2007, respectively. It is reasonably likely that market and other factors relative to the valuation of inventory may change in the future, which could result in increases or decreases to gross margins on the sale of inventory.
Vendor Allowances
Vendor allowances consist of vendor rebates, discounts and allowances associated with our purchasing activities and promotional activities with certain vendors. We earn such allowances as a reduction of our cost of inventory in accordance with EITF No. 02-16, Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor. Based on EITF No. 02-16, allowances provided by our vendors are presumed to be a reduction in the costs of purchasing inventories (to be recognized in inventory and cost of sales). Amounts earned are based on written contracts with vendors.

Most of our vendor allowances are expressed in the inventory purchase contract as a percentage of purchases. Our earning of vendor allowances is based on the contract rate as applied to actual product purchased from the vendor in the period the product is received. Fixed dollar allowances not expressed in terms of purchases are earned ratably over the vendor program period, which is generally the calendar year. When a vendor contract includes a volume minimum or volume incentive provision, the allowance accrual rate is based upon our best estimate of purchases using historical purchasing patterns and sales forecasts as the basis for the estimate. Each quarter, the volume-based accrual rates are reevaluated using the actual cumulative purchases and the expectation for the remainder of the program year. Adjustments, if necessary, are made on a quarterly basis. Certain of our vendor contracts have several year terms, thus requiring recognition over an extended period.
Vendor allowances earned are recorded as a reduction of inventory cost at the end of each of the Company’s fiscal quarters. Amounts earned for each vendor are expressed as a percentage of that vendor’s purchases for the period and multiplied by on hand inventory balances by vendor. This vendor capitalized allowance amount is adjusted as inventory levels change for each vendor each period. In summary, allowances are earned as product is received, recorded as a reduction in inventory while the product is on hand, and are recognized as a reduction to cost of sales when the corresponding inventory is sold.
We enter into hundreds of contracts with vendors each year that contain allowance provisions. Contractual disputes and misunderstandings can occur with vendors with respect to specific aspects of our program that could result in adjustments to allowances we earn. We adjust our vendor allowance recognition for disputes when the disputed amount is probable and reasonably estimable. Based on historical experience, we also consider in our estimated recognition that processing errors and other transactional adjustments will likely be identified upon reconciliation of amounts earned with vendors. We do not believe it is reasonably likely that such adjustments will have a material impact on future results of operations.
Warranty
We or the vendors supplying our products provide our customers with limited warranties on certain products ranging from 30 days to lifetime warranties. Our warranty exposure is analyzed on a vendor by vendor basis using the master vendor agreements in place at the time the product was sold to the customer. Some of our vendors provide us no protection for warranty; however, in many cases, the vendors are responsible for warranty claims and provide us a credit at cost for warranty items we process on behalf of the vendor. In other cases, our vendors provide us a negotiated warranty allowance as agreed to in the vendor contract. These allowances are negotiated to approximate the estimated amount of warranty exposure on the product purchased by us from our vendors. Typically, the allowances are based on a percentage of each product we purchase and are collected as an off invoice deduction on the vendor’s invoice. Warranty costs relating to merchandise sold under warranty not covered by vendors or exceeding the allowances provided by the vendor are estimated and recorded as warranty liabilities at the time of sale and are based on historical experience and recent trends. This liability is recorded as a component of accrued expenses. Quarterly, we assess the adequacy of our recorded warranty liability and adjust the liability and cost of sales as necessary based on the previous six month history of customer warranty returns and vendor allowances. We believe a six month period of warranty return history is appropriate as substantially all warranty returns are made within six months of the original purchase date.
     The following table reflects the changes in our warranty reserves ($ in thousands):

	Fiscal Year Ended
	February 3,	February 4,	January 29,
	2008	2007	2006

Warranty reserves, beginning of period	$3,908	$2,580	$2,918
Provision for warranty	XX	3,428	963
Allowances from vendors	XX	6,067	5,841
Destroyed parts	XX	(8,167)	(7,142)

Warranty reserves, end of period	XX	$3,908	$2,580

We expect our actual warranty costs to differ from our estimates and it is reasonably likely that the difference could be significant. A 10% change in estimated warranty liability would have affected our operating profit by approximately $XX million for the fiscal year ended February 3, 2008.
Income Taxes
We adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB statement No. 109 (“FIN 48”) at the beginning of fiscal 2007. At February 3, 2008, our unrecognized tax benefits totaled approximately $XX million which, if recognized, would favorably affect the effective income tax rate in future periods by approximately $XX million. We do not anticipate a significant change in the total amount of unrecognized tax benefits during the next twelve months. However, as discussed in Note XX to the consolidated financial statements, we have multiple years open for U.S. Federal or state examination. It is reasonably likely our estimate of unrecognized tax benefits could change in future periods, thus impacting the amount of income tax expense we report in our financial statements.
Included in our net deferred tax asset are deferred tax assets of $XX million as of February 3, 2008, reflecting the benefit of federal and state tax loss carry forwards approximating $XX million and $XX million, respectively, which begin to expire in 2021 and 2007, respectively. Realization is dependent on generating sufficient taxable income in the respective jurisdictions prior to expiration of the loss carry forwards. Utilization of certain of the net operating loss carry forwards may be limited by the change in ownership rules under Section 382 of the Internal Revenue Code. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized with the exception of a portion of California Enterprise Zone credits and a portion of Arizona net operating losses for which management has determined that a valuation allowance in the amount of $XX million and $XX million, respectively, is necessary at February 3, 2008.
Legal Matters
We currently and from time to time are involved in litigation incidental to the conduct of our business, including but not limited to asbestos and similar product liability claims, slip and fall and other general liability claims, discrimination and other employment claims, vendor disputes, and miscellaneous environmental and real estate claims. The damages claimed in some of this litigation are substantial. Based on an internal review, we accrue reserves using our best estimate of the probable and reasonably estimable contingent liabilities. We do not currently believe that any of these legal claims incidental to the conduct of our business, individually or in the aggregate, will result in liabilities material to our consolidated financial position, results of operations or cash flows. However, if our estimates related to these contingent liabilities are incorrect, the future results of operations for any particular fiscal quarter or year could be materially adversely affected.
In addition to the litigation that is incidental to our business, we are also subject to the other litigation and the governmental investigations that are described in Item 3, “Legal Proceedings.” Although these matters are in their early stages and we cannot predict their outcome, an adverse outcome in any of them could have a material adverse effect on our consolidated results of operations, financial position or cash flows.
Self-Insurance Reserves
The Company purchases third-party insurance for workers’ compensation, automobile, product and general liability claims that exceed a certain dollar threshold. However, we are responsible for the payment of claims under these insured limits. In estimating the obligation associated with reported claims and incurred but not reported (“IBNR”) claims, we utilize independent actuaries. These actuaries utilize historical data to project the future development of reported claims and estimate IBNR claims. Loss estimates are adjusted based upon actual claims settlements and reported claims. The independent actuaries make a significant number of estimates and assumptions in determining the cost to settle claims. Although we do not expect the amounts ultimately paid to differ significantly from our estimates, it is reasonably likely that self-insurance costs could differ significantly from the historical trends and actuarial assumptions. Our self-insurance reserves approximated $XX million and $23.5 million at February 3, 2008 and February 4, 2007, respectively, and are included with current liabilities in the accompanying consolidated balance sheets. A 10% change in our self-insurance reserves would have affected our operating profit by $XX million for the fiscal year ended February 3, 2008.
Store Closing Costs
On an on-going basis, store locations are reviewed and analyzed based on several factors including market saturation, store profitability, and store size and format. In addition, the Company analyzes sales trends and geographical and competitive factors to determine the viability and future profitability of its store locations. If a store location does not meet our required performance, it is considered for closure. As a result of past acquisitions, we have closed numerous locations due to store overlap with previously existing store locations.
We account for the costs of closed stores in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Under SFAS No. 146, costs of operating lease commitments for a closed store are recognized as expense at fair value at the date we cease operating the store. Fair value of the liability is determined as the present value of future cash flows discounted using a credit-adjusted risk free rate. Accretion expense represents interest on our recorded closed store liabilities at the same credit adjusted risk free rate used to discount the cash flows. In addition, SFAS No. 146 also requires that the amount of remaining lease payments owed be reduced by estimated sublease income (but not to an amount less than zero). Sublease income in excess of costs associated with the lease is recognized as it is earned and included as a reduction to operating and administrative expense in the accompanying financial statements.
The allowance for store closing costs is included in accrued expenses and other long-term liabilities in our accompanying financial statements and primarily represents the discounted value of the following future net cash outflows related to closed stores: (1) future rents to be paid over the remaining terms of the lease agreements for the stores (net of estimated probable sublease income); (2) lease commissions associated with the anticipated store subleases; and (3) contractual expenses associated with the closed store vacancy periods. Certain operating expenses, such as utilities and repairs, are expensed as incurred and we do not incur employee termination costs when we close stores.
In addition, we expense as incurred and report as store closing costs operating expenses we incur when closing a store. These expenses include temporary labor and transportation costs for inventory, fixtures and other assets we own in the store.
As of February 3, 2008, we had a total of XXX locations included in the allowance for store closing costs, consisting of XXX store locations and XX service centers. Of the store locations, XX locations were vacant and XXX locations were subleased. Of the service centers, X were vacant and XX were subleased. Future rent expense will be incurred through the expiration of the non-cancelable leases.

Activity in the allowance for store closing costs and the related payments for the last three fiscal years is as follows ($ in thousands):

	Fiscal Year Ended
	February 3,	February 4,	January 29,
	2008	2007	2006

Balance, beginning of year	$4,911	$7,033	$7,774

Store closing costs:
Provision for store closing costs	XX	258	246
Other revisions in estimates	XX	112	1,505
Accretion	XX	306	420
Operating expenses and other	XX	811	732

Total store closing costs	XX	1,487	2,903

Purchase accounting adjustments — Murray’s Discount Auto Stores	—	—	324

Payments:
Rent expense, net of sublease recoveries	XX	(2,279)	(2,227)
Occupancy and other expenses	XX	(915)	(740)
Sublease commissions and buyouts	XX	(415)	(1,001)

Total payments	XX	(3,609)	(3,968)

Balance, end of year	XX	$4,911	$7,033

During fiscal 2007, we recorded the following: (1) $XX million in charges associated with fiscal 2007 store closures; (2) $XX million associated with accretion expense relating to the discounting of closed store liabilities; and (3) $XX million associated with other operating expenses such as utilities, repairs and maintenance costs that are expensed as incurred.
During fiscal 2006, we recorded the following: (1) $0.3 million in charges associated with fiscal 2006 store closures; (2) $0.3 million associated with accretion expense relating to the discounting of closed store liabilities; and (3) $0.8 million associated with other operating expenses such as utilities, repairs and maintenance costs that are expensed as incurred.
During fiscal 2005, we recorded the following: (1) $0.2 million in charges associated with fiscal 2005 store closures; (2) $1.5 million in charges resulting from revisions in estimates, primarily related to stores that were subleased and became vacant as well as rent increases in master lease agreements; (3) $0.4 million associated with accretion expense relating to the discounting of closed store liabilities; and (4) $0.7 million associated with other operating expenses such as utilities, repairs and maintenance costs that are expensed as incurred.
There are several significant assumptions that underlie the estimates inherent in the closed store reserve. These assumptions include: (1) real estate broker estimates for vacancy periods and estimated sublease rates based on the broker’s experience and expertise and (2) estimates for occupancy expenses based on historical averages which, in the case of real estate taxes, are subject to changes in the future if increased or decreased by taxing authorities. Accordingly, we continuously review these assumptions and revise the reserve as necessary.

In addition, there are certain assumptions that are sensitive to general economic deviations and it is reasonably likely changes could produce actual results significantly different from management’s original estimates. These assumptions may be revised due to the following factors: (1) national or regional economic conditions that can shorten or lengthen vacancy periods; (2) changes in neighborhoods surrounding store locations resulting in longer than anticipated vacancy periods; (3) changing subtenant needs resulting in functional obsolescence of store locations; and (4) subtenant defaults or bankruptcies resulting in vacant properties. Historically, the Company has recorded revisions in estimates to the closed store reserve that have resulted from these factors. These revisions usually result from overall longer vacancy periods on store locations and realized sublease rates lower than originally anticipated.
Valuation of Long-lived Assets
We evaluate the carrying value of long-lived assets whenever events or changes in circumstances indicate that a potential impairment has occurred. A potential impairment has occurred if the projected future undiscounted cash flows are less than the carrying value of the asset(s). The estimate of cash flows includes management’s assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. When a potential impairment has occurred, an impairment write-down is recorded if the carrying value of the long-lived asset exceeds its fair value. Our impairment analyses contain estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives and fair values of the assets. Actual results could differ from these estimates, which could materially impact our impairment assessment.
Goodwill Impairment
As disclosed in the consolidated financial statements, we have as of February 3, 2008 unamortized goodwill in the amount of $XX million. In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, we perform an annual impairment test of goodwill. Our test as of February 3, 2008 [resulted in no impairment being identified]. However, the process of evaluating goodwill for impairment involves the determination of the fair value of the Company. Inherent in such fair value determinations are certain judgments and estimates, including the interpretation of economic indicators and market valuations and assumptions about our strategic plans. To the extent that our strategic plans change or economic and market conditions worsen, it is possible that our conclusion regarding goodwill impairment could change which could result in a material effect on our financial position or results of operations; however, an impairment charge would not affect our cash flows.

Note 1 — Summary of Significant Accounting Policies, page 65
Inventory Valuation, page 67
2.	You indicate certain operating and overhead administrative costs associated with purchasing and handling of inventory is capitalized as part of your inventory costs. Please identify the certain operating costs and revise your disclosure to clarify why the operating and overhead administrative costs are capitalizable inventory costs. If the costs are directly related to purchasing and handling of inventory in bringing the goods to the purchaser, please disclose that fact. Reference is made to ARB No. 43, chapter 4.
Response:
The costs the Company capitalizes are consistent with the principles in ARB No. 43. In future filings, the Company will include the following enhanced disclosure, substantially as set forth below, under the Inventory Valuation heading in Note 1 of the fiscal 2007 Form 10-K.
The Company capitalizes purchasing, storage, and handling costs into inventory. The amount capitalized into inventory consists of both direct and indirect costs. Direct costs represent most of the costs capitalized as they include the cost centers that comprise all of the costs of the Company’s distribution centers and warehouses.
3.	We note you estimate shrinkage from taking of your last physical inventory to the balance sheet date. Please disclose how often you take physical inventories at the stores, warehouse and parts depots. Also tell us how you determine shrinkage at the warehouses and parts depots.
Response:
The Company disclosed under Item 9A in its fiscal 2006 Form 10-K that it conducts annual physical inventory counts at each location; however, the Company agrees the disclosure in Note 1 could be enhanced. The Company will enhance the disclosure, substantially as set forth below, under Inventory Valuation in Note 1 of the 2007 Form 10-K.
A physical inventory count is performed at each store, parts depot and distribution center at least once during the fiscal year. Shrink allowances for each store are determined by dividing the shrinkage amount, based on the most recent physical inventory, by the sales for that store since its previous physical inventory. The percentage for each store is multiplied by the sales for that store since the last physical inventory through current period end. Shrink allowances for each parts depot and distribution center are determined in a similar manner. The shrink amount, based on the most recent physical inventory at the parts depot or distribution center, is divided by the inventory receipts at the location since the previous physical inventory. The percentage for each parts depot or store is multiplied by the receipts for that location since the last physical inventory through current period end.
Vendor Allowances and Cost of Sales, page 69
4.	Please expand your disclosure to clarify whether or not you receive reimbursements from some vendors based upon the volume of purchases or sales of the vendors’ products. If so, please tell us and disclose in future filings whether reimbursements are recognized as the milestones are achieved or if the reimbursements are accrued. If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable.
Response:
Approximately 90% of the Company’s vendor allowances are calculated based on actual product purchased from a vendor in the accounting period. For certain vendors, allowances are based on net purchases (i.e. purchases less returns to the vendor in the period). Fixed dollar allowances not expressed in terms of volume of purchases are earned ratably over the vendor program period, which is generally the calendar year. Allowances related to sales of vendor products do not represent a material portion of the Company’s vendor allowances. The Company will add the following enhanced disclosure, substantially as set forth below, under Vendor Allowances in Note 1 of the fiscal 2007 Form 10-K.
The Company records the earning of the total vendor allowances by taking the contract rate and applying it to actual product purchased from the vendor in the period in which product is received. Fixed dollar allowances not expressed in terms of volume of purchases are earned ratably over the vendor program period, which is generally the calendar year. When a vendor contract includes a volume minimum or volume incentive provision, the allowance accrual rate is estimated based upon the Company’s best estimate of purchases based on historical purchasing patterns and sales forecasts. Each quarter, the volume estimates and volume-based accrual rates are reevaluated based on the actual cumulative purchases and the expectation for the remainder of the vendor program year. Adjustments, if necessary, are made on a quarterly basis. Certain of the Company’s vendor contracts have several year terms, thus requiring recognition over an extended period.
Vendor allowances earned are recorded as a reduction of inventory cost at the end of each of the Company’s fiscal quarters. Amounts earned for each vendor are expressed as a percentage of that vendor’s purchases for the period and multiplied by on-hand balances by vendor. This vendor capitalized allowance amount is adjusted as inventory levels change for each vendor each period. In summary, allowances are earned as product is received, recorded as a reduction in inventory cost while the product is on hand, and are recognized as a reduction to cost of sales when the corresponding inventory is sold.
The Company enters into hundreds of contracts with vendors each year that contain allowance provisions. Contractual disputes and misunderstandings may occur with vendors for specific aspects of a vendor’s program that could result in adjustments to allowances the Company earns. The Company adjusts its vendor allowance recognition for disputes when the disputed amount is probable and reasonably estimable. Based on historical experience, the Company also considers in its estimated recognition that processing errors and other transactional adjustments will likely be identified upon reconciliation of amounts earned with vendors. The Company does not believe it is reasonably likely that such adjustments will have a material impact on future results of operations.
5.	For each year presented, please advise us of the aggregate amount of adjustments to allowances for contractual disputes and misunderstandings. In addition please advise us of the percentage of vendor contracts each period that have been adjusted for contractual disputes and/or misunderstandings.
Response:
As you are aware, the Company recently restated its consolidated financial statements. For years ending January 29, 2006 (fiscal 2005) and prior, vendor allowance information was reconstructed based on what the Company actually received for the period. Commencing with fiscal 2006, the Company has reduced its estimated recognition of vendor allowances by 1% each period to provide for final adjustments expected with vendors. In addition, adjustments were made for specific disputes when the Company became aware of an issue and revised such amounts. Subsequent to each year, the Company prepares a detailed annual reconciliation of what the Company recorded for the vendor program for the year to the actual collections. This information is reviewed with the vendors who compare the information with their records. Discrepancies can arise for a variety of reasons. For example, quantity differences can arise if the Company’s records of what was received and returned to the vendor do not agree with the vendor’s records. Administrative errors occur with processing of collections. Differences of opinion can arise over which allowance rate applies to a particular vendor product. Small adjustments to most contracts are expected due to the complexity of the process and the record keeping required. The annual reconciliation with the vendor is not completed until well into the next fiscal year because of the time it takes to accumulate all the information and communicate with our vendors. Based upon the Company’s current processes and internal accounting controls, the Company does not expect annual adjustments to materially differ from the estimates it is recording in the fiscal year.
6.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses you include in the operating and administrative expenses line item. In doing so, please disclose whether you include in cost of sales inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as operating and administrative expenses. To the extent it would be material to an investor’s ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of goods sold.
Response:
The Company includes inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other distribution network costs within cost of sales. The Company does not exclude the cost of its distribution network from cost of sales.
On page 38 of our fiscal 2006 Form 10-K, the Company disclosed the components of Operating and Administrative Expenses, however, its disclosure was not as explicit for cost of sales. In future filings, the Company will enhance its Summary of Significant Accounting Policies footnote by segregating the Vendor Allowance policies from the Cost of Sales policies. The Company will modify its disclosure, substantially as set forth below, to include, under a Cost of Sales policy note, the following tabular comparison of the types of expenses included in cost of sales compared to operating and administrative expenses.

Cost of Sales		Operating and Administrative Expenses

•	Total cost of merchandise sold including:	•	Payroll and benefit costs for retail and corporate
	• Freight expenses associated with moving merchandise		employees, including share-based compensation;
	inventories from our vendors to our distribution centers	•	Occupancy costs of retail and corporate facilities;
	and warehouses;	•	Depreciation related to retail and corporate assets;
	• Vendor allowances;	•	Advertising
	• Cash discounts on payments to vendors;	•	Self-insurance costs, excluding those related to the
•	Inventory shrinkage;		distribution network;
•	Warranty costs;	•	Professional services; and
•	Costs associated with purchasing and operating our distribution	•	Other administrative costs, such as data processing, credit
	centers and warehouses, including payroll and benefit costs,		card service fees and supplies.
occupancy costs and depreciation; and
•	Freight expenses associated with moving merchandise inventories from our distribution centers to our retail stores.

Warranty, page 69
7.	Please explain to us and revise your disclosure to clarify the nature of the allowances from vendors. In this regard, please indicate if the allowances represent amounts for warranties covered by the vendors provided to the company or if the allowances represent amounts to compensate the company for warranties that are not the responsibility of the vendors.
Response:
Please refer to the proposed enhancements to the disclosures in future filings as noted in Comment #1 above related to warranty. The Company will make the same changes, as appropriate to Note 1 in its fiscal 2007 Form 10-K.
Note — 13 Store Closing Costs, page 96
8.	Please expand your disclosure to provide the total amount expected to be incurred for each major type of cost associated with store closings and the cumulative amount incurred to date. See SFAS No. 146, paragraph 20.b(1). Please show us what your disclosure will look like revised.
Response:
The Company believes the existing disclosures in this area have been adequate as they present (i) the SFAS No.146 liability balances; (ii) the SFAS No.146 provision for stores closed in the period with operating lease commitments; (iii) the provision for changes in estimates; (iv) accretion expense; (v) other operating expenses and;

(vi) cash payments for a three year period in our Form 10-K and for interim periods in each of our Forms 10-Q. At the end of fiscal 2006, the Company had a total of 175 locations included in our SFAS No.146 liability calculations that we have to account for on a location by location basis to apply SFAS No. 146 requirements. It would not be practical or meaningful information to disclose cumulative and expected amounts because the large number of stores and the volume of data involved. Also, stores are regularly removed from the liability calculations as commitments end and a smaller number of new stores are added to the liability calculation each year as they are closed.
Under SFAS No. 146, the Company accrues as a store closing cost the fair value of any remaining operating lease contractual commitment (which includes estimated occupancy expenses the Company is contractually responsible for under the lease) on the date the Company ceases operating the store. Fair value of the liability is determined as the present value of future cash flows discounted using a credit-adjusted risk free rate. SFAS No. 146 also requires that the Company reduce lease costs by estimated net sublease income (gross sublease rent plus estimated lease occupancy expenses paid by the lessee minus lease commissions) to the extent sublease rent does not exceed rent costs calculated on a lease by lease basis. Accretion expense is recorded each period on the recorded liability. Cash payments for lease costs and cash receipts for net sublease income are included in the liability account when paid or received. The Company updates its estimates quarterly and records as store closing costs any changes in the Company’s estimates.
When the Company closes a store, the Company also incurs costs to remove the Company’s inventory and property from the premises. These costs are not accrued under SFAS No. 146, but are expensed as incurred and appear as activity in the closed store disclosure table because they are reported as store closing costs. Also, for closed stores, the Company incurs certain occupancy expenses, such as utilities and repairs and maintenance that are not contractual liabilities under the lease and that are not accrued under SFAS No. 146. These costs are expensed as incurred and appear as activity in the closed store disclosure table. Any impairment on fixed assets (e.g. fixtures) is recorded as an operating and administrative expense rather than a store closing cost. The Company does not incur employee termination costs when it closes stores.
The Company believes disclosing all this activity for three historical fiscal years provides a user of the financial statements historical information on costs and cash payment requirements of the Company’s closed store activity.
As requested pursuant to the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (602) 631-7220 to discuss any questions you may have.
Sincerely,
CSK Auto Corporation
/s/ James D. Constantine
James D. Constantine
Executive Vice President of Finance &
Chief Financial Officer